Exhibit 99.1
AirMedia Announces Resignation of CFO Conor Yang
Beijing, China — February 23, 2010 — AirMedia Group Inc. (the “Company”), (NASDAQ: AMCN), a leading operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers, today announced that Mr. Conor Yang has tendered his resignation as chief financial officer of the Company for personal reasons, effective March 10, 2010. Mr. Yang will serve as AirMedia’s consultant to continue contributing his knowledge and expertise to the Company. AirMedia’s board of directors has appointed Mr. Xiaoya Zhang, its director and president, as interim chief financial officer of the Company, effective March 10, 2010. The Company has initiated the search for a new chief financial officer.
“I would like to thank Conor warmly for his contributions and leadership as our chief financial officer over the past three years, during which he successfully led the Company’s initial public offering on the NASDAQ in November 2007, made great enhancements on our financial operations and internal controls, and established a mutual-trust relationship with the global investment community through transparent disclosure and proactive communications. We wish him all the success in his future endeavors,” commented Herman Guo, chairman and chief executive officer of AirMedia.
“As one of our founders, since our inception, Mr. Xiaoya Zhang has been overseeing several of our departments including finance, human resources, administrations, legal, etc. He successfully led our first and second round private placements and played a critical role in our initial public offering. I am fully confident that with his deep understanding of the Company and extensive experience in management, the transition will be smooth,” continued Herman Guo.
“I am happy to have the opportunity to communicate with the investment community in depth. With the support of Ms. Bessie Wu, our vice president of finance, and her strong finance team, and Mr. Raymond Huang, our investor relations director, we are confident that we will maintain the mutual-trust relationship with the investment community,” remarked Xiaoya Zhang.
About Xiaoya Zhang
Mr. Xiaoya Zhang has served as director and president of AirMedia since the Company’s inception. From 1995 to 2004, Mr. Zhang was a department director of China Investment Engineering Consulting Company. Mr. Zhang received his bachelor’s degree in mathematics from Shandong University in China in 1983 and his master’s degree in system engineering from Beijing University of Aeronautics and Astronautics in China in 1989.
About AirMedia Group Inc.
AirMedia Group Inc. (Nasdaq: AMCN) is a leading operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers. AirMedia operates the largest digital media network in China dedicated to air travel advertising. AirMedia operates digital TV screens in 40 major airports, including 29 out of the 30 largest airports in China. AirMedia also operates digital frames in 31 major airports including all of the 15 largest airports in China. In addition, AirMedia sell advertisements on the routes operated by nine airlines, including the three largest airlines in China. In select major airports, AirMedia also operates traditional media platforms, such as billboards, light boxes, and other digital media, such as mega LED screens.

In addition, AirMedia has obtained exclusive contractual concession rights until the end of 2014 to develop and operate outdoor advertising platforms at Sinopec’s service stations located throughout China. AirMedia plans to install its advertising platforms in at least 3,500 service stations in major cities throughout China by the end of 2011, and in at least 8,000 service stations by the end of 2014.
For more information about AirMedia, please visit http://www.airmedia.net.cn.
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “confident” and similar statements. Among other things, the Business Outlook section and the quotations from management in this announcement, as well as AirMedia Group Inc.’s strategic and operational plans, contain forward-looking statements. AirMedia may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about AirMedia’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to: if advertisers or the viewing public do not accept, or lose interest in, our air travel advertising network, we may be unable to generate sufficient cash flow from our operating activities and our prospects and results of operations could be negatively affected; we derive substantially all of our revenues from the provision of air travel advertising services, and recent slowdown in the air travel advertising industry in China may materially and adversely affect our revenues and results of operation; our strategy of expanding our advertising network by expanding into traditional media and building new media platforms may not succeed, and our failure to do so could materially reduce the attractiveness of our network and harm our business, reputation and results of operations; if our customers reduce their advertising spending due to an economic downturn in China and/or elsewhere or for any other reason, our revenues and results of operations may be materially and adversely affected; we face risks related to health epidemics such as the H1N1 flu, which could materially and adversely affect air travel and result in reduced demand for our advertising services or disrupt our operations; if we are unable to retain existing concession rights contracts or obtain new concession rights contracts on commercially advantageous terms that allow us to operate our advertising platforms, we may be unable to maintain or expand our network coverage and our business and prospects may be harmed; a significant portion of our revenues has been derived from the five largest airports and three largest airlines in China, and if any of these airports or airlines experiences a material business disruption, our ability to generate revenues and our results of operations would be materially and adversely affected; our limited operating history makes it difficult to evaluate our future prospects and results of operations; and other risks outlined in AirMedia’s filings with the U.S. Securities and Exchange Commission. AirMedia does not undertake any obligation to update any forward-looking statement, except as required under applicable law.
Investor Contact:
Raymond Huang
Investor Relations Director
AirMedia Group, Inc.
Tel: 86-10-8460-8678
Email: ir@airmedia.net.cn